UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Boeing Contracts Metal Storm
to Conduct Weapons Study

Arlington VA – July 21, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST) announced today that it has been awarded a contract in the United States from The Boeing Company.

The contract was let to Metal Storm for the purpose of conducting a study to determine capability specifications for a weapon system that will meet unique user requirements.  The specific details of the contract remain confidential.

Metal Storm CEO, Mr David Smith said “The Boeing Company’s interest in Metal
Storm has now been converted into an initial contract, with the potential to secure more significant opportunities.  We are very pleased to be able to introduce our technology to one of the Defense Industry’s leading players.

“This contract is evidence that Metal Storm’s technology has now been to better target the specific requirements of prospective customers.

“It further supports our position that Metal Storm has already moved some way towards our goal of taking the systems we own or are developing and integrate them with other technologies.

“This contract rewards the significant engineering work undertaken recently by
Metal Storm which has further readied our technology for commercial application”, said David Smith.

www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July, 21 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary